Exhibit (d)(1)(i)

May 31, 2019

Natixis Funds Trust IV

AEW Global Focused Real Estate Fund (formerly, AEW Real Estate Fund)

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Re: AEW Global Focused Real Estate Fund Advisory Agreement Addendum

Dear Ladies and Gentleman:

The Advisory Agreement dated October 30, 2000 between Natixis Funds Trust IV (formerly, NVest Companies Trust I) (the “Trust”), with respect to its AEW Global Focused Real Estate Fund (the “Series”), and AEW Capital Management, L.P. (the “Manager”) is hereby revised, effective June 1, 2019, to delete Section 9 and to replace it with the following:

9. Compensation of the Manager

As full compensation for all services rendered, facilities furnished and expenses borne by the Manager hereunder, the Trust shall pay the Manager compensation in an amount equal to the annual rate of 0.75% of the average daily net assets of the Series (or such lesser amount as the Manager may from time to time agree to receive) minus any fees payable by the Trust, with respect to the period in question, to any one or more Sub-Advisers pursuant to any Sub-Advisory Agreements in effect with respect to such period. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Trust may from time to time determine and specify in writing to the Manager. The Manager hereby acknowledges that the Trust’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Natixis Funds Trust IV

on behalf of its AEW Global Focused Real Estate Fund series

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer

AEW Capital Management, L.P.

By: AEW Capital Management, Inc., its general partner

By:	/s/ James J. Finnegan
Name:	James J. Finnegan
Title:	Managing Director and General Counsel

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